14048859

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section MAR 04 2014 Washington DC 405

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUOIN CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1515 MARKET STREET, SUITE 1808
(No. and Street)

PHILADELPHIA (City) PA (State) 19002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MACEO N. DAVIS 215-564-1222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOLA & ASSOCIATES, PC.
(Name – *if individual, state last, first, middle name*)

85 N. LANSDOWNE AVENUE, SUITE 6, LANSDOWNE PA 19050
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MACEO N. DAVIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUOIN CAPITAL, LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

03/03/2014

Notary Public

Commonwealth of Pennsylvania
NOTARIAL SEAL
Hasinah A Shabazz, Notary Public
Philadelphia City, Philadelphia County
My Commission Expires February 14, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ Independent auditors report on internal control required by SEC rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Quoin

STATEMENT

This statement, as is required by SEC Rule 17a-5(f)(4), is to confirm that Quoin Capital had nor does it have any accounting, auditing, or other problems.

By: ______________________
Macco N. Davis, President

Date: 28 February 2014

Quoin Capital LLC Member FINRA, MSRB and SIPC

p: 215 564 1222 f: 215.564 1799 e: mdavis@quoincapital.com w: www.quoincapital.com a: 1515 Market St., Suite 1808, Philadelphia, PA 19102

85 N. Lansdowne Ave., Suite 6 • Lansdowne, PA 19050
Telephone: 267.918.5081 Fax: 888.340.2383
www.folacpa.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Quoin Capital, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of the Quoin Capital, LLC., (the Company), as of December 31, 2013, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibilities for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quoin Capital, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Fola & Associates, P.C.

Lansdowne. PA
February 27, 2014

85 N. Lansdowne Ave., Suite 6 • Lansdowne, PA 19050
Telephone: 267.918.5081 Fax: 888.340.2383
www.folacpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
Quoin Capital, LLC.

In planning and performing our audit of the financial statements and supplementary schedules of Quoin Capital, LLC. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all materials respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is included solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fola & Associates. P. C.

Lansdowne. PA
February 27, 2014

QUOIN CAPITAL, LLC
Statement of Financial Condition
December 31, 2013

Assets		
Current assets		
Cash and cash equivalents	$	569,537
Accounts Receivable		101,314
Prepaid Expenses		8,318
Other Current Assets		8,078
Total current assets		687,247
Furniture and equipment		
Furniture and equipment, at cost, Less Accumulated depreciation, of $16,348		-
Net furniture and equipment		-
Total assets	$	687,247
Liabilities		
Current liabilities		
Accounts payable	$	33,350
Due to Member		12,461
Total current liabilities		45,811
Long term liabilities		
Subordinated Loan		267,689
Total long term liabilities		267,689
Members' equity (deficit)		373,747
Total liabilities and members' equity (deficit)	$	687,247

-See notes to financial statements-

QUOIN CAPITAL, LLC
Statement of Income
For the Year ended December 31, 2013

Revenue	
Trading income	$ 1,154,344
Commissions	382,109
Underwriting	112,441
Fee income	51,921
Other income	11,814
Total Income	1,712,629
Expenses	
Commission expense	1,046,109
Clearing charges	50,207
Trading software services	48,625
Officer compensation	39,466
Regulatory and licensing	20,928
Travel and entertainment	20,401
Computers and technology	15,319
Occupancy expense	15,078
Trading execution charges	14,949
Professional fees	10,559
Membership dues and subscriptions	9,486
Taxes	7,307
Communication expense	6,091
Transportation	4,814
Interest expense	4,226
Other operating expenses	3,616
Consulting fees	3,368
Marketing	3,264
Office supplies	2,845
Bank service charges	1,598
Insurance	1,492
Conference and seminars	662
Total Expenses	1,330,410
Net Income (Loss)	$ 382,219

-See notes to financial statements-

QUOIN CAPITAL, LLC
Statement of Changes in Members' Equity (Deficit)
For the Year ended December 31, 2013

Members units	
Units outstanding, January1, 2013	1,304
Units outstanding, December 31, 2013	1,304
Balance, at cost, Beginning and End of Year	$ 353,886
Retained earnings (deficit)	
Balance, January 1, 2013	$ (350,730)
Net income (loss)	382,219
Member capital contributed (distributed)	(11,628)
Balance, December 31, 2013	19,861
Total members' equity	$ 373,747

-See notes to financial statements-

QUOIN CAPITAL, LLC
Statement of Changes in Liabilities Surbordinated to Claims of General Creditors
For the Year ended December 31, 2013

Subordinated borrowings at January 1, 2013	$ 263,790
Changes in Surbordinated borrowings	
Subordinated note	3,899
	3,899
Subordinated borrowings at December 31, 2013	$ 267,689

-See notes to financial statements-

QUOIN CAPITAL, LLC
Statement of Cash Flows
For the Year ended December 31, 2013

Cash flows from operating activities	
Net Income	$ 382,219
Adjustment to reconcile change in net assets to net cash provided by operating activities:	
Changes in assets and liabilities:	
Increase in accounts receivable	(95,616)
Decrease in prepaid expenses	326
Increase in other current assets	(7,798)
Increase in accounts payable	19,890
Net cash provided by operating activities	299,021
Cash flows from investing activities	-
Cash flows from financing activities	
Net decrease in line of credit	(49,340)
Decrease in due to member	(12,539)
Distribution to members	(11,628)
Subordinated loan	3,899
Net cash used in financing activities	(69,608)
Net increase in cash	229,413
Cash:	
Cash and cash equivalents - January 1, 2013	340,124
Cash and cash equivalents - December 31, 2013	$ 569,537
Supplemental cash flow disclosures:	
Interest paid	$ 975

-See notes to financial statements-

QUOIN CAPITAL, LLC.
Notes To Financial Statements
For The Year Ended December 31, 2013

1. NATURE OF THE ORGANIZATION

Quoin Capital, LLC, A Delaware limited liability company, established on August 24, 2004. The company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 with the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Boards and sells investments. Pursuant to its NASD membership agreement, which became effective November 17, 2005, the Company does not hold customer funds or securities and clears all securities transactions on a fully disclosed basis through its clearing agent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for uncollectible accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $0 for the year ended December 31, 2013.

C. FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of assets are capitalized.

Depreciation of furniture and equipment is provided using the straight-line method over the estimated useful lives of the assets as follows:

Furniture	7 years
Office and Computer Equipment	5 years

Depreciation commences the month following month of purchase. When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

D. CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturity of three (3) months or less as cash.

E. INCOME TAXES

The Company has elected to be treated as a partnership for federal and state income tax purposes. Under those provisions, the Company dies not pay federal or state income taxes. Instead, the members are liable for individual federal and state income taxes on their share of the Company's taxable income.

F. Accounting for Uncertainty in Income Taxes

The Management recognizes the effect of income tax positions only when they are more likely than not to be sustained. Management has determined that the partnership had no uncertain tax positions that require financial statement recognition or disclosure. The partnership is no longer subject to income tax examinations by U.S. Federal, State or local authorities for years prior to 2010, which is the standard statute of limitations look-back period.

3. FURNITURE, EQUIPMENT AND DEPRECIATION

Furniture, equipment and the related accumulated depreciation at December 31, 2013 consists of the following:

Furniture	$ 11,406
Computer and office equipment	4,942
Total	16,348
Accumulated depreciation	(16,348)
Net furniture and equipment	$ -

4. OPERATING LEASE COMMITMENTS

The Company has entered into leasing arrangements for office space, which expires May 31, 2018. As of December 31, 2013, the remaining future minimum lease payments are as follows:

December 31, 2014	$ 12,975
December 31, 2015	$ 13,231
December 31, 2016	$ 13,488
December 31, 2017	$ 13,744
December 31, 2018	$ 5,771

Rent expense incurred for the year ended December 31, 2013 was $15,078.

5. SUBORDINATED NOTES

The borrowing under subordination agreement at December 31, 2013, is listed as follows:

Subordinated notes, 1½%, due May 31, 2014, with accrued interest	$267,689
Total	$267,689

The subordinated borrowing is with related parties and is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of the Financial Industry Regulatory Authority ("FINRA") and the Uniform Net Capital requirements of the Security Exchange Commission (SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as described shall not exceed 15 to 1. Pursuant to "FINRA" Rules, the Company is required to maintain minimum net capital of either $5,000 or 1/15 6 2/3%) of aggregate indebtedness, whichever is greater. At December 31, 2013, the Company had a net capital of approximately $539,953 which was $535,594 in excess of the $4,359 required to be maintained at that date. The Company's net capital ratio was .12:1.

The Company has at all times during the past year been in compliance with the requirements of Rule 15c3-1.

7. SUBSEQUENT EVENT

Management has evaluated events through February 27, 2014, the day on which the financial statements were available to be issued.

8. CONTINGENCIES

In the normal course of business there can be various claims against the Company. In the opinion of the of the company's management, the amount of such losses that might result from these claims , if any, would not materially affect the company's financial position.

9. RELATED PARTY TRANSACTIONS

The President of the Company loans money to the corporation on a short term basis, as needed, with no interest charged, to be repaid when funds are available. The balance owed to the President at December 31, 2013 was $12,461. See Note 5 for related party subordinated loan.

10. CONCENTRATION OF CREDIT RISK

The Company maintains cash accounts, which, at times may exceed federally insured limit of $250,000. The Company has not experienced any losses from maintaining cash accounts in excess of federally insured limits and management believes that it is not exposed to any significant credit risks on its cash accounts.

SUPPLEMENTARY INFORMATION

QUOIN CAPITAL, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year ended December 31, 2013

Net Capital	
Total stockholder's equity qualified for net capital	$ 373,747
Add	
A. Subordinated borrowings allowable in computation of net capital	225,000
Total capital and allowable subordinated liabilities	598,747
Deductions and/or charges	
A. Non-allowable assets	
Receivable from shareholder	6,692
Draws against commission	4,761
Other assets	8,078
Prepaid license fees	8,318
Total deductions/and or charges	27,849
Net capital before haircuts on securities positions	570,898
Hair cuts on securities	
A. Trading securities	(30,945)
B. Mutual fund money market	-
Total haircuts on securities	(30,945)
Net Capital	$ 539,953
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable, accrued and other liabilities	65,379
Computation of basic net capital requirement	
Minimum net capital required	4,359
Ratio: Aggregate indebtedness to net capital	.12 to 1
Reconciliation with company's computation	
Net capital, as reported in company's Part II (unaudited) Focus report	537,230
Net audit adjustments	2,723
Net capital per above	539,953

-See notes to financial statements-

QUOIN CAPITAL, LLC
Schedule II
Computation of Determination of Reserve Requirements Under Rule 15c3-1
of the Securities and Exchange Commission
For Year Ended December 31, 2013

The Company is exempt under Rule 15c3-3(k) (2)(ii) from preparing the computation for Determination of reserve requirements pursuant to Rule 15C3-3.

-See notes to financial statements-

QUOIN CAPITAL, LLC
Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
For Year Ended December 31, 2013

1	Customer's fully paid securities and excess margin securities not in the respondents position or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action specified under Rule 15c3-3:	$ -
	A Number of items	$ -
2	Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report day, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3:	$ -
	A Number of items	$ -

-See notes to financial statements-

QUOIN CAPITAL, LLC
Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts.
For Year Ended December 31, 2013

Not applicable.

-See notes to financial statements-

85 N. Lansdowne Avenue, Suite 6, Lansdowne. PA 19050
Telephone: 267.918.5081 Fax: 888.340.2383
www.folacpa.com

INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Quoin Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Quoin Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Quoin Capital, LLC's compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Quoin Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Fola & Associates, P.C.

Lansdowne, PA
February 27, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066980 FINRA DEC
QUOIN CAPITAL LLC 12*12
1515 MARKET ST STE 1808
PHILADELPHIA PA 19102-1918

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 4,119

B. Less payment made with SIPC-6 filed (exclude interest) (1,487)
9/16/2013 #5299
Date Paid

C. Less prior overpayment applied (ϕ)

D. Assessment balance due or (overpayment) 2,632

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ϕ

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,632

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,632

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Quoin Capital LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 18 day of Feb, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,712,629
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	Ø
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	65,156
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	Ø
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	65,156
2d. SIPC Net Operating Revenues	$ 1,647,473
2e. General Assessment @ .0025	$ 4,119
	(to page 1, line 2.A.)